Exhibit 99.1

NEWS RELEASE

Trading Symbol: TSX: SVM

SILVERCORP REPORTS NEWLY EXPOSED MINERALIZATION AT THE TLP MINE FROM ITS 2015 EXPLORATION TUNNELING PROGRAM - 1,414 METERS IN TOTAL LENGTH AND 0.70 METERS IN AVERAGE WIDTH GRADING 408 GRAMS PER TONNE SILVER, 3.44% LEAD AND 0.36% ZINC

VANCOUVER, British Columbia – November 23, 2015 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX:SVM) is pleased to report the exploration results from the first three quarters of 2015 at the TLP mine, Ying Mining District, Henan Province, China.

The 2015 exploration program at the TLP mine consists of exploration tunneling and underground diamond drilling on major production vein structures T11, T14, T15, T16, T21, T22E, T23, T33 and T35E and their parallel subzones and splay structures to upgrade and expand the known mineral resources and to explore for new mineralized zones. Exploration tunneling, consisting of drifting, crosscutting and raising, has continuously exposed high-grade mineralized zones within production vein structures between levels 920m and 650m, and underground drilling, mainly comprising stepout and test holes, has successfully expanded known mineral resource blocks and further traced the downdip and strike extensions of the target vein structures from the current mining and development levels.

Highlights of selected high-grade mineralized zones exposed in drift tunnels include:

  Drift Tunnel PD890-T23-890-17SYM/NYM exposed mineralization of 85 meters (“m”) in length and 0.68m in true width grading 1,092 grams per tonne (“g/t”) silver (“Ag”), 1.45% lead (“Pb”) and 0.13% zinc (“Zn”) within vein structure T23 on the 890m level;
  Drift Tunnel PD930-T23-930-15SYM exposed mineralization of 93m in length and 0.60m in true width grading 614g/t Ag, 1.40% Pb and 0.14% Zn within vein structure T23 on the 923m level; and
  Drift Tunnel PD840-T33-870-15SYM exposed mineralization of 103m in length and 0.71m in true width grading 462g/t Ag, 1.61% Pb and 0.36% Zn within vein structure T33 on the 870m level.

Highlights of selected intersections of drill holes include:

  Hole ZKG0321 intersected a 3.19 meter (“m”) interval from 109.68m to 112.87m, 1.88m true width, of vein T15W grading 1,599 grams per tonne (“g/t”) silver (“Ag”), 5.55% lead

  (“Pb”) and 1.07% zinc (“Zn”) at the 788m elevation, including a 0.85m interval, 0.50m true width, grading 5,937g/t Ag, 20.21% Pb and 3.78% Zn, and a 4.33m interval from 143.25m to 147.58m, 2.60m true width, of vein T15 grading 297g/t Ag, 1.08% Pb and 0.39% Zn at the 772m elevation.

A total of 9,380m of diamond drilling in 37 holes were completed with 2 underground rigs in the first three quarters of 2015. Drill stations were mainly located in underground workings on the present development and mining levels. Drill holes were drilled to test multiple vein structures between the 960m and 400m elevations. A total of 582 core samples were collected from intersections of altered and mineralized vein structures. As of September 30, the Company received assay results for 36 holes, including 5 holes drilled in late 2014. Assay results for 6 holes are pending. 25 of the 36 holes intersected one or multiple mineralized zones and other holes intersected target structures.

Exploration tunneling was conducted between the 990m and the 650m levels via access adits PD960, PD930, PD890, PD840, PD820, PD800 and PD730. A total of 6,287m of exploration tunneling, including 3,158m drift tunneling and 2,437m crosscut tunneling, was driven along and across major production vein structures, and 2,568 channel samples were collected. As of September 30, 2015, the on-going exploration tunneling program exposed a total of 1,414m mineralization, 0.70m in average width, grading 408g/t Ag, 3.44% Pb and 0.36% Zn. The exposed mineralization constitutes 45% of the completed 3,158m drift tunneling.

Tables 1 and 2 below list the assay results of some selected mineralized intersections in drill holes and mineralized zones exposed in drift tunnels.

Table 1: Selected drilling results from the TLP Mine in the first three quarters of 2015

Hole ID	From (m)	To (m)	Sample Length (m)	True Width (m)	Elevation (m)	Ag (g/t)	Pb (%)	Zn (%)	Mineralized Vein	Remarks
ZKT1531	9.29	9.92	0.63	0.57	837	316	0.32	0.09	T3E	Infill
	44.57	45.57	1.00	0.90	828	24	2.98	0.19	T4	Test
ZKT2324	231.72	232.37	0.65	0.47	559	16	2.68	0.05	New vein, to be named	Test
	298.45	300.43	1.98	1.45	501	114	1.03	2.38	T33E	Test
ZKT2325	288.44	289.54	1.10	0.64	486	591	0.31	0.88	New vein, to be named	Test
ZKT1342	38.72	39.81	1.09	1.05	825	49	3.69	1.63	T4	Test
ZKT1532	6.32	6.94	0.62	0.57	836	377	1.13	0.28	T3E	Infill
	39.81	40.75	0.94	0.86	819	117	0.97	0.23	T4	Stepout
	335.93	336.56	0.63	0.60	667	7	2.79	0.06	T35E	Test
ZKT1533	39.74	40.53	0.79	0.78	812	163	9.36	1.98	T4	Stepout
ZKT1131	252.45	253.01	0.56	0.44	754	95	2.37	0.32	T14	Test
ZKT2524	44.72	45.21	0.49	0.38	737	11	2.71	0.18	New vein, to be named	Test
ZKT2525	270.59	274.99	4.40	2.92	551	79	2.52	0.45	T33E	Test
ZKT1132	270.31	271.67	1.36	0.91	690	108	0.57	0.06	T14W	Test
ZKT2526	31.59	32.52	0.93	0.65	730	18	4.95	0.06	T33W3	Test
ZKT2134	175.68	176.75	1.07	0.90	596	11	2.86	0.09	T33W	Test
	318.65	319.42	0.77	0.57	463	232	3.80	2.26	T33E	Stepout

ZKG0132	145.88	147.51	1.63	0.50	717	341	2.05	0.25	T15	Test
ZKG0031	96.12	96.90	0.78	0.75	792	117	3.12	0.27	T15	Test
ZKT2135	28.34	29.48	1.14	0.69	739	38	3.44	0.25	T5	Test
	221.45	223.32	1.87	1.28	631	18	4.64	0.16	T14	Test
ZKG0321	109.68	112.87	3.19	1.88	788	1,599	5.55	1.07	T15W	Test
Including	110.46	111.31	0.85	0.50	788	5,937	20.21	3.78
	143.25	147.58	4.33	2.60	772	297	1.08	0.39	T15	Test
ZKT1941	63.75	64.30	0.55	0.55	815	332	0.25	1.07	T35E	Test
	136.41	137.68	1.27	1.27	788	146	3.16	0.25	T14E	Test
ZKT1942	146.70	147.64	0.94	0.86	727	154	8.87	0.10	T14E	Test
ZKT2137	293.00	293.57	0.57	0.52	520	109	14.23	0.01	T35E	Test
ZKT2141	77.33	77.93	0.60	0.39	801	155	0.28	0.71	T35E	Test
ZKX1751	249.95	250.38	0.43	0.41	860	420	0.39	0.03	T3	Test
ZKT1741	138.33	138.83	0.50	0.43	768	31	8.96	0.21	T14E	Test
ZKT1135	35.69	36.41	0.72	0.67	906	6	5.66	0.50	T5E1	Test
	86.72	88.67	1.95	1.01	882	267	1.06	0.16	T21	Test
	241.41	242.01	0.60	0.47	810	98	0.33	0.12	T17W	Test
ZKT1134	75.42	75.91	0.49	0.46	913	445	1.15	0.29	New vein, to be named	Test
ZKT0923	37.90	38.60	0.70	0.65	911	331	0.73	0.13	T5E1	Test
	93.00	93.91	0.91	0.59	893	25	7.04	0.12	T21	Test

*Infill: intersections within previous lower-category resource blocks for resource upgrade;
**Stepout: intersections adjacent to existing resource blocks for resource expansion;
***Test: intersections in open areas without known mineralized intersections nearby.

Table 2: Selected mineralized zones exposed by exploration tunneling at the TLP Mine in the first three quarters of 2015

Drift Tunnel	Target Vein	Level (m)	Mineralization Length (m)	Average Width (m)	Ag g/t	Pb (%)	Zn (%)
PD930-TIW-930-3SYM	T1W	930	20	0.40	256	1.96	0.09
PD890-T1W2-890-7SYM	T1W2	890	40	0.64	221	1.69	0.10
PD840-T1W2-840-7NYM	T1W2	840	94	0.46	284	2.03	0.34
PD730-T1W2-730-9SYM	T1W2	730	30	0.64	265	1.79	1.04
PD800-T5-800-33SYM	T5	800	30	0.84	655	3.45	0.26
PD820-T11-801-4SYM	T11	799	40	0.66	335	2.91	0.24
PD820-T11-755-4NYM	T11	755	35	1.49	231	9.95	0.63
PD820-T15-795-8NYM	T15	795	35	1.10	429	5.63	0.14
PD820-T15-755-8SYM	T15	755	20	0.50	505	2.02	0.27
PD820-T15W1-795-8NYM	T15W1	795	30	0.71	260	3.71	0.39
PD820-T16E2-755-8NYM	T16E2	755	25	0.60	477	1.50	0.35
PD800-T21-800-33NYM	T21	800	20	1.30	190	3.06	0.72
PD800-T21-800-33SYM	T21	800	140	0.83	259	4.66	0.34
PD730-T35-730-35SYM	T21	730	23	0.63	153	3.58	0.15
PD890-T22-912-SYM(FZD)	T22	912	30	0.60	46	3.53	0.51
PD930-T33W1branch-930-25SYM	T22E	930	25	0.52	520	2.49	0.57

PD960-T23-960-15SYM	T23	960	65	0.63	226	1.16	0.13
PD930-T23-930-15SYM	T23	930	108	0.60	614	1.40	0.14
PD890-T23-890-17SYM/NYM	T23	890	85	0.68	1,092	1.45	0.13
PD930-T28E2-930-4SYM	T28E2	930	27	0.68	415	1.49	0.12
PD890-T33E 支-890-5NYM	T33	890	25	0.84	133	2.06	0.09
PD890-T33-890-9SYM(LCK)	T33	890	75	0.68	246	1.82	0.42
PD840-T33-870-15SYM(FZD)	T33	870	103	0.71	462	1.61	0.36
PD960-T33E-960-15SYM	T33E1	960	20	0.90	91	0.85	0.13
PD730-T33E1-650-15NYM	T33E1	650	25	0.40	130	0.85	0.08
PD840-T33W3 支-840-19NYM	T33W3branch	840	70	0.51	284	2.39	0.74
PD730-T35E-730-29NYM	T35E	730	40	0.79	95	3.28	0.36
PD730-T35E 支-730-29NYM	T35E	730	27	1.09	229	5.98	0.93

Quality Control

Drill cores are NQ size. Drill core samples, limited by apparent mineralization contact or shear/alteration contact, were split into halves by saw cutting. The half cores are stored in the Company's core shacks for future reference and checking, and the other half core samples are shipped in security sealed bags to the Chengde Huakan 514 Geology and Minerals Testing and Research Institute in Chengde, Hebei Province, China, 226 km northeast of Beijing, and the Zhenzhou Nonferrous Exploration Institute Lab in Zhengzhou, Henan Province, China, and both labs are ISO9000 certified analytical lab. For analysis the sample is dried and crushed to minus 1mm and then split to a 200-300g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with AAS, and the other is digested with two-acids for analysis of silver, lead, zinc and copper with AAS.

Channel samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5m along strike. Both the mineralized vein and the altered wall rocks are cut with continuous chisel chipping. Sample length ranges from 0.2m to more than 1m, depending on the width of the mineralized vein and the mineralization type. Channel samples are prepared and assayed with AAS at Silvercorp’s mine laboratory (Ying Lab) located at the mill complex in Luoning County, Henan Province, China. The Ying lab is officially accredited by the Quality and Technology Monitoring Bureau of Henan Province and is qualified to provide analytical service. The channel samples are dried, crushed and pulverized. A 200g sample of minus 160 mesh is prepared for assay. A duplicate sample of minus 1mm is made and kept at the laboratory archives. Gold is analysed by fire assay with AAS finish, and silver, lead, zinc and copper are assayed by two-acid digestion with AAS finish.

A routine quality assurance/quality control procedure is adopted at each lab to monitor the analytical quality at the lab. Certified reference materials (CRMs), pulp duplicates and blanks are inserted into each lab batch of samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains its own comprehensive quality assurance and quality control program to ensure best practice in sample preparation and analysis of the exploration samples. Project geologists regularly insert CRM, field duplicates and blanks to each batch of core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending about 3-5% of the pulp samples to higher level labs to check for lab bias.

Data from both the Company's and the labs' QA/QC programs are reviewed on a timely basis by project geologists.

Ruijin Jiang, P. Geo. reviewed the exploration data and prepared the scientific and technical information regarding exploration results contained herein. Alex Zhang, P. Geo, VP exploration of the Company, is the Qualified Person on the project as defined under National Instrument 43-101 and he has verified and approved the contents of this news release.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

For further information

Lorne Waldman
Senior Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2015 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.